Exhibit 2.2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is made as of June 9, 2014, by and among CareDx, Inc., a Delaware corporation (the “Parent”), Monitor Acquisition Corporation, a Delaware Corporation and a wholly-owned subsidiary of Parent (the “Merger Sub”), ImmuMetrix, Inc., a Delaware corporation (the “Company”) and Mattias Westman as the Holders’ Agent and amends that certain Agreement and Plan of Merger dated May 17, 2014 (the Agreement”) by and among the Parent, Merger Sub, Company and Mattias Westman.

1. Pursuant to Section 8.3 of the Agreement, the Agreement is hereby amended as follows:

Section 1.17 is hereby amended and restated in its entirety to read as follows:

“Second Step Merger. As promptly as practicable after the Closing Date, but in no event later than the earlier of (i) six (6) months thereafter and (ii) December 31, 2014, and as part of the same transaction as the Merger, Parent shall, at its own sole discretion to the extent the intended tax structure of the Mergers is maintained, cause either:

(a) the Surviving Corporation to merge with and into a Delaware limited liability company established solely for the purpose of consummating the Second Step Merger (as defined below) and a direct wholly-owned subsidiary of Parent which for federal income tax purposes is treated as a disregarded entity (the “Second Step Merger” and together with the Merger, the “Mergers”), and as a result of the Second Step Merger, the separate corporate existence of the Surviving Corporation shall cease and such wholly-owned limited liability company shall continue as the surviving entity (the surviving entity after the Second Step Merger is referred to herein as the “Final Surviving Entity” and the Final Surviving Entity shall have all of the obligations of the Surviving Corporation for purposes of the transactions contemplated by this Agreement after the Second Step Merger); or

(b) the Surviving Corporation to merge with and into the Parent (the “Second Step Merger” and together with the Merger, the “Mergers”), and as a result of the Second Step Merger, the separate corporate existence of the Surviving Corporation shall cease and the Parent shall continue as the surviving entity (the surviving entity after the Second Step Merger is referred to herein as the “Final Surviving Entity” and the Final Surviving Entity shall have all of the obligations of the Surviving Corporation for purposes of the transactions contemplated by this Agreement after the Second Step Merger).”

Section 1.6(d)(i) is here by amended and restated in its entirety to read as follows:

“(i) each Company Option will be assumed by Parent (an “Assumed Option”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the Effective Time, including the vesting conditions, except that (1) each Assumed Option will be exercisable for that number of Parent Shares equal to the number of shares of Company Common Stock subject to the Assumed Option immediately prior to the Effective Time multiplied by the Company Option Exchange Rate, with the resulting share amounts rounded down to the nearest whole number of shares, (2) the per share exercise price for the Parent Shares issuable upon exercise of the Assumed Option shall be equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by (y) the Company Option Exchange Rate, rounded up to the nearest whole cent, and (3) all references to the “Company” in the Stock Plan and the stock option agreements will be references to Parent. The “Company Option Exchange Rate” shall mean 0.158610, which the parties agree reflects the (x) the fair value of all consideration (including the estimated Escrow Shares and Earnout Amount) payable under this Agreement per share of Company Common Stock outstanding immediately prior to the Effective Time, divided by (y) $2.55, the fair value of a single Parent Share as of the Effective Date. It is the intention of the parties that each Company Option so assumed shall be assumed and converted in a manner that satisfies the requirements of Treasury Regulation § 1.409A-1(b)(5)(v)(D) so as not to be treated as the grant of a new stock right or change in the form of payment for purposes of Treasury Regulations §§ 1.409A-1 through 1.409A-6. In the case of any Company Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

2. This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

3. A facsimile, telecopy or other reproduction of this Amendment may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Amendment as well as any facsimile, telecopy or other reproduction hereof.

4. The Agreement, as amended hereby, shall remain in full force and effect.

[signature page follows]

IN WITNESS WHEREOF, this Amendment is executed as of the date first written above.

CAREDX, INC.

By:	/s/ Peter Maag
Peter Maag, Chief Executive Officer

IMMUMETRIX, INC.

By:	/s/ Bruce Hironaka

Name:	Bruce Hironaka

Title:	President

MONITOR ACQUISITION CORPORATION

By:	/s/ Ken Ludlum

Name:	Ken Ludlum

Title:	President

AS THE HOLDERS’ AGENT SOLELY FOR PURPOSES OF Article VII of the Agreement:

MATTIAS WESTMAN

By:	/s/ Mattias Westman

Name:	Mattias Westman

Title: